Exhibit 99.2

Strongest ever Q1, on the way to another record year

•	Total shipments reached 1,882 units, up 15%

•	Net revenues grew 8.8% (+8.4% at constant currencies) to Euro 675 million

•	EBIT of Euro 121 million, 250bps margin increase

•	Net profit up 19% to Euro 78 million

•	Net industrial debt[1] slightly down from year end 2015 at Euro 782 million

(In Euro million unless otherwise stated)		For the three months ended March 31,
	2016	2015	Change	%
Shipments (in units)	1,882	1,635	247	+15%
Net revenues	675	621	54	+8.8%
EBIT	121	96	25	+26%
Adjusted EBIT[1]	121	100	21	+21%
EBITDA[1]	178	156	22	+14%
Adjusted EBITDA[1]	178	160	18	+11%
Net profit	78	65	13	+19%
Earnings per share (in Euro )	0.41	0.34	0.07	+
Adjusted earnings per share[1] (in Euro )	0.41	0.36	0.05	+13%

(Euro million)	Mar. 31, 2016	Dec. 31, 2015	Change
Net industrial debt[1]	(782)	(797)	15

Adjusted EBIT
•    Increased volume of approx. 260 cars (excluding LaFerrari), all regions up thanks to strong start of the new models 488 GTB, 488 Spider and F12tdf; higher margin contribution from personalization
•    Negative mix effect due to higher sales of V8 vs. V12 and lower sales of LaFerrari, finishing its limited series run, partially offset by FXX K and first deliveries of F60 America

Adjusted Net Profit
•    Net profit for Q1 2016 was Euro 78 million, up Euro 13 million (+19%) due to combined effect of strong adjusted EBIT partially offset by higher financial expenses and benefitting from a lower tax rate

Net Industrial Debt • Net industrial debt[1] reduced to Euro 782 million, primarily due to strong adjusted EBITDA partially offset by capex and negative change in working capital
2016 Revised Outlook[2]
The Group is revising its guidance upwards as follows:
•    Shipments: >7,900 including supercars
•    Net revenues: ˜ €3 billion
•    Adjusted EBITDA: ≥ €800 million
•    Net Industrial debt[3]: ≤ €730 million

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1 Refer to specific note on Non-GAAP financial measures
2 Assuming FX consistent with current market conditions
3 Including an ordinary cash distribution to the holders of common shares

Maranello (Italy), May 2, 2016 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results4 for the first quarter ended March 31, 2016.

Shipments

Shipments[5] (units)	For the three months ended March 31,
	2016	2015	Change	%
EMEA	950	765	185	+24%
Americas	523	515	8	+2%
Greater China	156	134	22	+16%
Rest of APAC	253	221	32	+14%
Total shipments	1,882	1,635	247	+15%

Shipments totaled 1,882 units in Q1 2016, up 15% from previous year. This performance was driven by a 21% increase in sales of our 8 cylinder models (V8), led by the success of the two newly launched models: the 488 GTB and the 488 Spider. Shipments of the 12 cylinder models (V12) were down 6% due to the phase out of the FF, the completion of the lifecycle of the F12berlinetta (now in its 5th year of     commercialization) and LaFerrari finishing its limited series run, partially offset by the introduction of the new F12tdf.

All regions experienced sound year-on-year growth: EMEA, Americas5, Greater China5 and Rest of APAC5 were up 24%, 2%, 16% and 14% respectively.

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4 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
5 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not specifically identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Greater China includes: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea

Total net revenues

(Euro million)	For the three months ended March 31,
	2016	2015	Change	%
Cars and spare parts[6]	481	429	52	+12%
Engines[7]	57	64	(7)	(11)%
Sponsorship, commercial and brand[8]	118	109	9	+8%
Other[9]	19	19	-	-
Total net revenues	675	621	54	+8.8%

Net revenues for Q1 2016 were Euro 675 million, an increase of Euro 54 million or 8.8% (+8.4% at constant currencies) from Q1 2015. Higher net revenues in Cars and spare parts6 (Euro 52 million, +12%), due to increased volumes led by new models 488 GTB, 488 Spider and F12tdf, along with a higher contribution from personalization, and Sponsorship, commercial and brand8 (Euro 9 million, +8%), mostly due to better championship ranking, were partially offset by a decrease in Engines7 (Euro 7 million, -11%), mainly attributable to lower shipments to Maserati despite higher rental revenues from other Formula 1 Teams.

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6 Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
7 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9 Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

(Euro million)	For the three months ended March 31,
	2016	2015	Change	%
Adjusted EBIT	121	100	21	+21%
Adjusted EBIT margin	18.0%	16.1%	+190bps
Adjusted EBITDA	178	160	18	+11%
Adjusted EBITDA margin	26.3%	25.7%	+60bps

Adjusted EBIT1 was Euro 121 million, up Euro 21 million (+21%) from Q1 2015 as a result of higher volumes from the newly launched 488 GTB, 488 Spider and the F12tdf as well as a positive margin contribution from our personalization programs. The increase was also supported by lower Selling, general and administrative costs10 of Euro 2 million, mainly due to timing of the 2016 F1 racing season. Mix was negatively impacted (Euro 8 million) by higher V8 versus V12 range models, lower sales of LaFerrari partially offset by the increase of FXX K, the first deliveries of the F60 America, a strictly limited edition car (only ten units), which was produced to commemorate the 60th Anniversary of Ferrari in America. Research and development costs and industrial costs increased by Euro 1 million attributable to the 2016 development of the power unit for F1 racing activity which was partially offset by lower D&A for 458 family and efficiencies on production costs.

Tax rate dropped to 30.9% in Q1 2016 vs. 33.5% in Q1 2015, as a result of the Italian Government’s decision to reduce the Italian nominal tax rate from 27.5% to 24% by 2017.

As a result of the items described above, net profit for Q1 2016 was Euro 78 million, up Euro 13 million (+19%).

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10 Excluding expenses incurred in relation to the IPO

Industrial free cash flow1 for the three months ended March 31, 2016 was Euro 28 million, primarily driven by a strong increase in cash from operating activities but partially offset by capex and negative change in working capital (less down-payments received for the LaFerrari). Q1 2015 industrial free cash flow1 included a Euro 44 million one-time cash in-flow related to a partial reimbursement by Maserati of its inventory in China.

Net industrial debt1 at March 31, 2016 was Euro 782 million, down from the Euro 797 million at the end of 2015, due to industrial free cash flow generation.

The Company accessed the public debt markets for the first time with a Euro 500 million Bond issuance due 2023 with a fixed annual coupon of 1.50%.

Formula 1
Scuderia Ferrari has worked diligently throughout the 2015 calendar year to ready itself for the 2016 season, and the results are becoming visible: 4 podiums in the first 4 races, with missed opportunities in each one of the 4 events to place both drivers on the podium and even bring home the winner’s trophy. The team is totally focused on regaining its rightful place as the standard setter in F1 racing and we look to the rest of the season with confidence. Scuderia Ferrari totaled 700 podiums throughout its racing history.

GTC4Lusso
The new Ferrari GTC4Lusso, unveiled at the recent Geneva Motor Show, is Maranello’s latest interpretation of the four-seater concept, which combines extraordinary technology and performance in all driving conditions with sporty elegance and luxurious comfort for driver and passengers alike.

Brand
As previously announced we signed a non-binding memorandum of understanding for the licensing of the design, construction and operation of a new Ferrari theme park to be located in one of the primary cities in Mainland China.

As indicated during the IPO process, Ferrari is aggressively exploring the luxury goods space that extends beyond luxury performance sport cars, while nurturing and expanding the Scuderia Ferrari merchandising concept, which is inextricably linked to its racing activities in F1.

It is expected that the first evidence of this development (Ferrari branded goods akin to its luxury performance sport car offering) would be accessible to potential customers in 2017, when the Company celebrates its 70th anniversary.

Subsequent Events
Ferrari Financial Services S.p.A. (FFS S.p.A.), an Italian indirect subsidiary of Ferrari N.V., and FCA Bank S.p.A. (FCAB) today announced that they have signed a memorandum of understanding for FCAB to acquire a majority stake in Ferrari Financial Services AG, a wholly owned subsidiary of FFS S.p.A. which provides retail and leasing financial services in certain European countries. The consummation of the transaction is subject to approvals of competition and banking regulatory authorities.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2016 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; exchange rate fluctuations, interest rate changes, credit risk and other market risks; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949137
Email: media@ferrari.com

Investor Relations
Tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro million)	For the three months ended March 31,
	2016	2015
EBIT	121	96
Expenses incurred in relation to the IPO	-	4
Adjusted EBIT	121	100

EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro million)	For the three months ended March 31,
	2016	2015
Net profit	78	65
Income tax expense	34	33
Net financial expense/(income)	9	(2)
Amortization and depreciation	57	60
EBITDA	178	156

(Euro million)	For the three months ended March 31,
	2016	2015
EBITDA	178	156
Expenses incurred in relation to the IPO	-	4
Adjusted EBITDA	178	160

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro million)	For the three months ended March 31,
	2016	2015
EPS	0.41	0.34
Expenses incurred in relation to the IPO	-	0.02
Adjusted EPS	0.41	0.36

Net Industrial Debt: defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Mar. 31, 2016	Dec. 31, 2015
Net Industrial Debt	(782)	(797)
Funded portion of the self-liquidating financial receivables portfolio	1,097	1,141
Net Debt	(1,879)	(1,938)
Financial liabilities with FCA Group	-	(3)
Deposits in FCA Group cash management pools	-	139
Cash and cash equivalents	563	183
Gross Debt	(2,442)	(2,257)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the in the self-liquidating financial receivables portfolio.

(Euro million)	For the three months ended March 31,
	2016	2015
Cash flows from operating activities	112	63
Cash flows used in investing activities	(67)	(77)
Free Cash Flow	45	(14)
Change in the self-liquidating financial receivables portfolio	(17)	49
Free Cash Flow from Industrial Activities	28	35[11]

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11 Q1 2015 industrial free cash flow included a Euro 44 million one-time cash in-flow related to a partial reimbursement of Maserati of its inventory in China

On May 2nd, 2016, at 6:00 p.m. CEST, management will hold a conference call to present the Q1 2016 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.